SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

November 19 , 2004

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F   X   Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):____

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No   X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

PRESS RELEASE

 VEOLIA WATER WINS MAJOR WATER MANAGEMENT CONTRACT
WORTH OVER 600 MILLION EUROS IN THE CZECH REPUBLIC

Paris, 18 November 2004 — Veolia Water, the Water Division of Veolia Environnement, has just won a major municipal outsourcing contract awarded by the Kladno-Melnik Water Company, located in Central Bohemia. This contract covers the production and distribution of drinking water, customer relations and the collection and treatment of wastewater. It has been signed for a term of 20 years, renewable for 20 years, and represents a total revenue of more than 600 million euros over the total period.

The Kladno-Melnik Water Company serves some 240,000 people living in Central Bohemia, spread across more than 180 cities, 80,000 of whom live in Kladno and 20,000 in Melnik. The Water Company employs 465 staff.

“This contract consolidates our presence in Bohemia. In fact, thanks to its geographical location between our two biggest Czech water companies – PVK (Prague Water Company) and ScVK (North Bohemia Water Company) – we will be able to gain immediate benefit from the effect of synergy.” said Antoine Frérot, Chief Executive Officer of Veolia Water.

Veolia Water is the leader of the Czech Republic’s markets for municipal and industrial water services. The company now manages water services covering 3,850,000 people, generates annual revenue of over €330 million and employs more than 6,000 staff.

Veolia Water, the water Division of Veolia Environnement, is the world leader in water and wastewater services. Specialized in outsourcing services for municipal authorities, as well as for industrial and service companies, it is also one of the world’s major designers of technological solutions and constructors of facilities needed in water and wastewater services. Veolia Water serves 110 million people worldwide. With 77,723 employees, its 2003 revenue amounted to 11.3 billion euros.

Veolia Environnement (Paris Euronext : VIE et NYSE : VE) is world leader in environmental services. The company has operations all around the world and provides tailored solutions to meet the needs of industrial and municipal customers in four complementary segments : water, waste management, energy and passenger transportation. Veolia Environnement recorded revenue of €28.6 billion in 2003.

Important Disclaimer
Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

     Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67
US Investor contact: Brian Sullivan - Tel +(1) 941 362 24 35
Press release also available on our web site: http://veoliaenvironnement-finance.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 19, 2004

VEOLIA ENVIRONNEMENT By: /s/ Jérôme Contamine Name: Jérôme Contamine Title: Senior Executive President and Chief Financial Officer